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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                            UGLY DUCKLING CORPORATION
                                (Name of Issuer)

                            UGLY DUCKLING CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.001 Par Value Per Share
                         (Title of Class of Securities)

                                   903512 10 1
                    (CUSIP Numbers of Classes of Securities)

                                 Jon D. Ehlinger
                          General Counsel And Secretary
                            Ugly Duckling Corporation
                           4020 E. Indian School Road
                             Phoenix, Arizona 85018
                                 (602) 852-6637

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                                Steven D. Pidgeon
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-2202
                                 (602) 382-6252
This statement is filed in connection with (check appropriate box):

     a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c.   |_| A tender offer.

     d.   |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following
box if the filing is a final amendment reporting the results of the transaction.
|_|


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                                                 CALCULATION OF FILING FEE
============================================================== ===========================================================
                   Transaction Valuation*                                        Amount of Filing Fee**
-------------------------------------------------------------- -----------------------------------------------------------
                         $6,750,000                                                      $1,350
============================================================== ===========================================================
                         $10,000,000                                                     $2,000
============================================================== ===========================================================
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*    For purposes of calculating the filing fee only. This  calculation  assumes
     (i) the sale of  1,500,000  shares of common  stock at $4.50 per share upon exercise of the warrants and (ii) the purchase by Ugly Duckling Corporation of up to  $10,000,000  of  common  stock  and  debentures  pursuant  to the repurchase program.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the maximum number of shares of common stock and debentures proposed to be purchased or sold as described in the Proxy Statement.

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                                  Filing Party:  N/A
Form of Registration No.:  N/A                                  Date Filed:  N/A


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                                EXPLANATORY NOTE

This Transaction Statement on Schedule 13E-3 (this "Transaction Statement") relates to the issuance of warrants to purchase up to 1,500,000 shares of common stock of Ugly Duckling Corporation to Ernest C. Garcia II, the Chairman and majority stockholder of Ugly Duckling, and to the proposed repurchase by Ugly Duckling from time to time, on the open market and otherwise, of up to $10 million of its outstanding 11% debentures due 2007, 12% debentures due 2003 and/or shares of common stock.

The issuance of the warrants to Mr. Garcia is being submitted to the stockholders of Ugly Duckling for approval at Ugly Duckling's 2001 annual meeting of stockholders, which is scheduled to take place on December 6, 2001. This Transaction Statement is being filed in connection with the filing of the preliminary proxy statement relating to that meeting (the "Proxy Statement").

The warrants will be issued on December 6, 2001 if certain conditions are satisfied, including the receipt of Ugly Duckling stockholder approval for such issuance. The warrants will be subject to a vesting schedule which is described in the Proxy Statement.

Mr. Garcia has expressed interest in taking Ugly Duckling private. In October 2000, Mr. Garcia made an offer to purchase all outstanding shares of Ugly Duckling's common stock not beneficially owned by him. Mr. Garcia withdrew that offer later in the same month. In April 2001, Mr. Garcia made a second offer to purchase all outstanding shares of Ugly Duckling's common stock not beneficially owned by him. That offer was withdrawn in September 2001.

Ugly Duckling Corporation is filing this Transaction Statement because the issuance of the warrants to Mr. Garcia or the purchase of common stock or debentures pursuant to the repurchase program may be viewed as a step in a series of transactions having the reasonable likelihood of producing, either directly or indirectly, one or more of the effects set forth in Rule
13e-3(a)(3)(ii) under the Exchange Act. In particular, the issuance of the warrants or the purchases under the repurchase program may facilitate a transaction that would cause the common stock of Ugly Duckling Corporation to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market.

A copy of the Proxy Statement is attached to this Transaction Statement as Exhibit (a). The information set forth in the Proxy Statement, including all exhibits and appendices thereto, is hereby expressly incorporated by reference into this Transaction Statement. The information required to be disclosed in this Transaction Statement with respect to the issuance of the warrants to Mr. Garcia and the repurchase program, including information required to be disclosed pursuant to the applicable sections of Regulation M-A under the Securities Exchange Act of 1934, is disclosed in the Proxy Statement and the exhibits and appendices thereto. The Proxy Statement is in preliminary form and is subject to completion and amendment.



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ITEM 16. EXHIBITS.

              Exhibit                                                 Incorporated By Reference To
              -------                                                 ----------------------------
(a)           Proxy Statement for the 2001 Annual Meeting of          Preliminary proxy statement filed October 26,
              Stockholders of Ugly Duckling Corporation.              2001.
(b)           Not applicable.
(c)           Fairness Opinion of Roth Capital Partners               Appendix B to preliminary proxy statement
                                                                      filed October 26, 2001
(d)(1)        Stock Purchase Agreement, dated January 9, 2001, by     Exhibit 16(d)-1 of Schedule 13E-3 filed by
              and among Harris Associates, L.P., Ernest C. Garcia,    Ernest C. Garcia II on January 25, 2001.
              II and Cygnet Capital Corporation.
(d)(2)        Stock Purchase Agreement, dated January 9, 2001, by     Exhibit 16(d)-2 of Schedule 13E-3 filed by
              and among Harris Associates, L.P., Ernest C. Garcia,    Ernest C. Garcia II on January 25, 2001.
              II and Cygnet Capital Corporation.
(d)(3)        Loan Agreement, dated January 11, 2001, by and          Exhibit 16(d)-3 of Schedule 13E-3 filed by
              between Ugly Duckling Corporation and Verde             Ernest C. Garcia II on January 25, 2001.
              Investments, Inc.
(d)(4)        Form of Warrant Agreement, dated July 25, 2001, by      Exhibit 16(d)-4 of Schedule 13E-3 filed by
              and between Ugly Duckling Corporation and Verde         Ernest C. Garcia II on January 25, 2001.
              Investments, Inc.
(d)(5)        Consumer Pledge and Security Agreement, dated           Exhibit 16(d)-5 of Schedule 13E-3 filed by
              September 27, 1999, by and between Ernest C. Garcia,    Ernest C. Garcia II on January 25, 2001.
              II, Joanne E. Garcia and Bank One, Arizona, N.A.
(d)(6)        Stock Pledge Agreement, dated November 28, 2000, by     Exhibit 16(d)-6 of Schedule 13E-3 filed by
              and between Ernest C. Garcia II, Joanne E. Garcia,      Ernest C. Garcia II on January 25, 2001.
              Arbco Associates, L.P. and Kayne Anderson Capital
              Income Partners, L.P.
(d)(7)        Professional Account Agreement, dated April 12, 1999,   Exhibit 16(d)-7 of Schedule 13E-3 filed by
              by and between Verde and The Bear Stearns Companies,    Ernest C. Garcia II on January 25, 2001.
              Inc.
(d)(8)        Professional Account Agreement, dated August 20,        Exhibit 16(d)-8 of Schedule 13E-3 filed by
              1999, by and between Verde Reinsurance and The Bear     Ernest C. Garcia II on January 25, 2001.
              Stearns Companies, Inc.
(d)(9)        Non-Qualified Stock Option Agreement, dated March 2,    Exhibit 16(d)-9 of Schedule 13E-3 filed by
              1999, between Ernest C. Garcia II, and Ugly Duckling    Ernest C. Garcia II on January 25, 2001.
              Corporation.
(f)           Not applicable.
(g)           Not applicable.
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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

UGLY DUCKLING CORPORATION, a Delaware corporation


By:
   ------------------------------------------------------
Jon D. Ehlinger General Counsel
and Secretary

Dated: October 30, 2001/